SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Redback Networks Inc.

(Name of Subject Company (Issuer))

Maxwell Acquisition Corporation

Telefonaktiebolaget LM Ericsson (publ)

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per Share

(Titles of Classes of Securities)

757209507

(CUSIP Number of Class of Securities)

Carl Olof Blomqvist

Senior Vice President, General Counsel and Head of Group Function Legal Affairs

Telefonaktiebolaget LM Ericsson (publ)

SE-164 83

Stockholm, Sweden

Tel: +46 8 719 00 00

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the filing person)

Copies to:

John M. Newell

Latham & Watkins LLP

505 Montgomery St., Suite 2000

San Francisco, CA. 94111-2562

Tel: (415) 391-0600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,075,616,00	$222,091

* Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 83,024,644 shares of common stock, par value $0.0001 per share, of Redback, including the associated preferred share purchase rights, at a purchase price of $25.00 per share. Such number of shares consists of (i) 69,908,406 shares of common stock issued and outstanding (net of shares of restricted stock that are subject to transferability restrictions), and (ii) shares that are expected to be issuable before the expiration of the Offer under vested options, stock appreciation rights, performance awards and other rights to acquire Redback shares.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.000107 of the transaction valuation.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $222,091	Filing Party: Telefonaktiebolaget LM Ericsson (publ)
Form or Registration No. Schedule TO-T	Date Filed: December 22, 2006

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2006, by Maxwell Acquisition Corporation, a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Telefonaktiebolaget LM Ericsson (publ), a limited liability company organized under the Swedish Companies Act (“Ericsson”), relating to the offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, including the associated preferred share purchase rights (collectively, the “Shares”), of Redback Networks Inc., a Delaware corporation (“Redback”), at a purchase price of $25.00 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Amendments to Offer to Purchase

Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)	Section 13 (“The Merger Agreement; Other Agreements”) of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph at the end of the sub-section captioned “Non-Tender Agreement” in Section 13 of the Offer to Purchase:

“Ericsson required that the employee shareholders enter into the non-tender agreement to ensure that any arrangements between Ericsson and the employee shareholders would not cause the Offer to violate the SEC’s “best price” rule, Rule 14d-10. Although Ericsson believes these arrangements qualify for the recently adopted exemption from the best price rule and, if approved by the independent members of the Remuneration Committee of Ericsson’s board of directors, will qualify for the related safe harbor for purposes of establishing the exemption, Ericsson determined that the non-tender agreement was an additional means to satisfy the best price rule. Because Ericsson required that the employee shareholders enter into the non-tender agreement, the employee shareholders will not, without the prior written consent of Ericsson, tender their Shares into the Offer even though Redback’s board of directors unanimously determined that the Offer is advisable, fair to and in the best interest of Redback’s shareholders.”

(2)	Section 14 (“Conditions of the Offer”) of the Offer to Purchase is hereby amended by deleting the last paragraph in Section 14 of the Offer to Purchase and replacing it with the following:

“Pursuant to the terms of the Merger Agreement, on January 4, 2007, Ericsson delivered to Redback a certificate listing the other material governmental approvals or consents that will constitute Required Governmental Approvals for purposes of the Offer. A copy of the certificate is filed as an Exhibit to the Schedule TO and is incorporated herein by reference. The governmental approvals or consents listed in the January 4th certificate are:

•	Written approval by the German Federal Cartel Office, or the expiration or termination of any applicable waiting period, under the German Act against Restraints on Competition; and

•	Compliance with the merger notification requirements under the Provisions On Acquisition Of Domestic Enterprises by Foreign Investors, adopted by the Chinese Ministry of Commerce, and completion of any applicable review and approval of the Offer and the Merger required thereby.”

(3)	Section 15 (“Certain Legal Matters”) of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph at the end of the sub-section captioned “Antitrust Matters—The United States” in Section 15 of the Offer to Purchase:

“On January 4, 2007, the FTC granted early termination of the waiting period applicable to the Offer under the HSR Act. Accordingly, the condition to the Offer relating to the expiration or termination of the applicable waiting period under the HSR Act has been satisfied.”

(4)	Section 15 (“Certain Legal Matters”) of the Offer to Purchase is hereby amended and supplemented by adding the following sentence at the end of the sub-section captioned “Antitrust Matters—Brazil” in Section 15 of the Offer to Purchase:

“Because the review of the Merger by the Brazilian antitrust authorities will not prevent the Merger from taking effect, Ericsson has determined that approval of the Merger by the appropriate Brazilian authorities will not be a Required Governmental Approval for purposes of the Offer.”

(5)	Section 15 (“Certain Legal Matters”) of the Offer to Purchase is hereby amended by deleting the last sentence of the sub-section captioned “Antitrust Matters—China” in Section 15 of the Offer to Purchase and replacing it with the following:

“Ericsson submitted notifications of the Offer and the Merger to the relevant Chinese ministries on or prior to December 29, 2006 pursuant to the applicable merger notification requirements under Chinese law.”

Miscellaneous

Item 11 of the Statement is amended and supplemented by adding the following at the end thereof:

“Pursuant to the terms of the Merger Agreement, on January 4, 2007, Ericsson delivered to Redback a certificate listing the other material governmental approvals or consents that will constitute Required Governmental Approvals for purposes of the Offer. A copy of the certificate is filed as Exhibit (d)(7) to the Statement and is incorporated herein by reference.”

Item 12 of the Statement is amended and supplemented by adding the following:

“(d)(7) Officer’s Certificate of Ericsson, dated January 4, 2007.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAXWELL ACQUISITION CORPORATION

By:	/S/ JOHN MOORE
Name: John Moore
Title: Secretary and Treasurer

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ BERT NORDBERG
Name: Bert Nordberg
Title: Executive Vice President

By:	/S/ MARITA HELLBERG
Name: Marita Hellberg
Title: Senior Vice President

Date: January 4, 2007

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of December 22, 2006.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Press Release issued by Ericsson on December 19, 2006 (incorporated by reference to the Schedule TO-C filed by Ericsson with the SEC on December 20, 2006).

(a)(1)(H)	Summary Advertisement published on December 22, 2006.*

(a)(1)(I)	Press Release issued by Ericsson on December 27, 2006.**

(d)(1)	Agreement and Plan of Merger, dated as of December 19, 2006, among Ericsson, the Purchaser and Redback (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Redback with the SEC on December 20, 2006.).

(d)(2)	Tender and Stockholder Support Agreement, dated as of December 19, 2006, among Ericsson, the Purchaser, TCV IV, L.P. and TCV IV Strategic Partners, L.P.*

(d)(3)	Stockholder Support Agreement, dated as of December 19, 2006, among Ericsson, the Purchaser and Kevin DeNuccio.*

(d)(4)	Non-Tender Agreement, dated as of December 19, 2006, among Ericsson, Ebrahim Abbasi, George Antoun, Thomas L. Cronan, III, Rod. Couvrey, Scott Marshall, Stephen Tam and Simon Zarrin.*

(d)(5)	Confidentiality Agreement, dated as of December 11, 2006, by and between Redback and Ericsson.*

(d)(6)	Letter Agreement dated as of December 19, 2006, among Ericsson, Kevin DeNuccio, Ebrahim Abbasi, George Antoun, Thomas L. Cronan, III, Rod. Couvrey, Scott Marshall, Stephen Tam and Simon Zarrin.*

(d)(7)	Officer’s Certificate of Ericsson, dated January 4, 2007.

*	Previously filed with the Statement on December 22, 2006.
**	Previously filed with the Statement on December 27, 2006.